EXHIBIT (a)(1)(vi)

To Evolution Petroleum Corporation Employees and Consultants Eligible for the Exchange Program:

The Evolution Petroleum Exchange Program with respect to certain outstanding stock options under Evolution Petroleum’s 2004 Stock Plan will close in 20 business days, at 11:59 p.m. EDT on Monday, June 15, 2009. In order to participate in the Exchange Program, your Election Form and Information Sheet must be received by that deadline.

Participation in the Exchange Program is voluntary. You may have decided not to participate, or you may not yet have had the opportunity to make your election. In either case, please be sure to read the materials you have received carefully and consult with your personal financial advisor. Should you wish to change your decision or want to submit your Election Form to participate, please follow the instructions in your materials, and submit your Election Form and Information Sheet to Evolution Petroleum Corporation by scanning the form and e-mailing it to:  smcdonald@evolutionpetroleum.com.  In the subject line of the email please state: “Exchange Program.”

DO NOT send Election Forms via inter-office mail or hand deliver. Election Forms must be received by email at smcdonald@evolutionpetroleum.com before 11:59 p.m. EDT on Monday, June 15, 2009.

The Exchange Program materials contain important information for employees and consultants, including an offering memorandum that should be read carefully prior to making a decision whether to participate in the Exchange Program. These written materials and other documents may be obtained free of charge from the Securities and Exchange Commission’s website at www.sec.gov.

Eligible Persons may obtain, free of charge, a written copy of the offering memorandum and other materials by calling Sterling H. McDonald at (713) 935-0122 or sending an e-mail to smcdonald@evolutionpetroleum.com.